

June 1, 2011

Via U.S. Mail and Facsimile to 31-84-837-2593

Ben van Wijhe, President
Asiarim Corporation
Suite 1601, 16/F Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

  Re: Asiarim Corporation
    Form 10-K/A for Fiscal Year Ended September 30, 2010
    Filed May 20, 2011
    File No. 333-147187

Dear Mr. van Wijhe:

  We have reviewed your filings and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

  Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended September 30, 2010

3. Summary of Significant Accounting Policies & Realization of Assets, page F-7

Intangible Assets, page F-9

1. We note your response to comment one from our comment letter dated April 6, 2011. Your revised disclosure still refers to the use of undiscounted cash flows for at least one of what appears to be your only intangible assets, your brand/trademark and your goodwill. Again, the use of undiscounted cash flows is not appropriate in testing either asset for impairment. Please refer to our prior comment and revise and expand your disclosure as appropriate.

2.   Further, it appears that you have no long-lived assets. Please consolidate and revise your disclosures entitled "Intangible Assets" and "Long-Lived Assets", to discuss your accounting for your two indefinite-lived intangible assets: the brand/trademark, and goodwill, or advise us. Again, refer to our prior comment letter for reference to the appropriate accounting treatment for these assets.

8. Acquisition of Subsidiary Companies, page F-19

i) Goodwill arising on setting up Commodore Asia JV, page F-19

3.   It is unclear why you have recognized goodwill in connection with the issuance of shares to Ascenda Corporation. In that regard, it does not appear that Commodore Asia JV met the definition of a business at the time of the transaction, in which case accounting for the transaction as a business combination under the acquisition method, including the recognition of goodwill, would not be appropriate. Please advise us in detail.

      You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                    Sincerely,

                                    /s/ Carlos Pacho for

                                    Larry Spirgel
                                    Assistant Director